Exhibit 99.1

Renren Announces Resignation of CFO

Beijing, China—January 17, 2020—Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), which operates a leading premium used auto business in China through its subsidiary Kaixin Auto Holdings (NASDAQ: KXIN) as well as several U.S.-based SaaS businesses, today announced that its chief financial officer, Mr. Thomas Jintao Ren, is resigning from his position at the Company for personal reasons, effective January 17, 2020.

“We would like to thank Thomas for his valuable contributions to our company over the years. We wish him all success in his future endeavors,” said Renren’s chairman and chief executive officer, Mr. Joseph Chen.

The Company intends to appoint a new chief financial officer in due course.

The Company noted that there were no disagreements between Mr. Ren and the Company and that his departure is not related to the Company’s operations, policies or practices or any issues regarding the Company’s accounting policies and practices.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading premium used auto business in China through its subsidiary Kaixin Auto Holdings (NASDAQ: KXIN) as well as several US-based SaaS business. Renren’s ADSs, each currently representing forty-five (45) Class A ordinary shares of the Company, are traded on NYSE under the symbol “RENN”.

For more information, please contact:

Cynthia Liu

Investor Relations Department

Renren Inc.

Tel: (86 10) 8448 1818 ext. 1300

Email: ir@renren-inc.com